SHOPTROPOLISTV.COM - Accounts Payable
INCLUDED IN DLC INDEMNIFICATION
AGREEMENT BETWEEN ISAT AND DLC
DATED 7.01.2004

ACCOUNT DESCRIPTION	**Unpaid OFFICERS**	**Unpaid Conv Deben Int & Princ**	**Unpaid Acct Payable**	**Unpaid Parent Co GUARANTEES**	**DLC INDEMNIFICATION**
Absorb, Inc.	22,000.00				22,000.00
Bernard L. Brodkorb	74,500.00				74,500.00
Gerald Durand	23,538.39				23,538.39
Gerard Ferri	-			20,000.00	20,000.00
Jeff Abrams	38,393.90				38,393.90
Space Connection				24,000.00	24,000.00
Swiss Army Brands, Inc.			1,087.42		1,087.42
A & K Equipment Company, Inc.			8,921.00		8,921.00
Bear Cutlery Inc.			268.65		268.65
Bell South			551.36		551.36
Berk Jewelry Co.			289.70		289.70
Bulbtronics			235.75		235.75
Cargo Hold, Inc. % Wagner et al			880.84		880.84
Communication Technologies			4,731.81		4,731.81
Croton Watch Co. Inc.			1,976.25		1,976.25
Elizabeth Jewelry Mfg. Corp.			701.97		701.97
Jeff Abrams	3,066.95		-		3,066.95
First Jewelry America			2,654.15		2,654.15
Frost Cutlery Co.			291.03		291.03
Gems One Corporation (NY)			475.12		475.12
Jewels by Elena % F.R. Montgomery			442.90		442.90
M. Geller, LTD			2,133.52		2,133.52
Marsh USA, Inc. (Knoxville)			2,434.50		2,434.50
Northern Package			3,823.00		3,823.00
Office Depot			2,422.87		2,422.87
Randstad			2,187.00		2,187.00
Raphael			885.40		885.40
Total Solutions Group, Inc.			13,400.06		13,400.06
United Cutlery Corporation			1,686.06		1,686.06
W.E. Richards Co.			331.73		331.73
Misc Small Creditors			17,342.78		17,342.78
Provision for conting / d+double the ap total...			133,221.82		133,221.82
		-			-
CONVERTIBLE DEBENTURES NOT PAID					-
BURKHARDT		50,000.00			50,000.00
6% Interest from date of note 9.30.03 to 9.30.06		9,000.00			9,000.00
LIBOW (PROMENADE PARTNERS, INC)		150,000.00			150,000.00
12% Interest from date of notes (original) to 9.30.06		108,000.00			108,000.00
PROVISION FOR LEGAL COSTS ETC DEFENDING COMPANY			150,000.00		150,000.00
less, adjustment to balance…	0.76		(7,376.69)		(7,375.93)
Total	161,500.00	317,000.00	346,000.00	44,000.00	868,500.00
TOTAL EXPENSES LIABILITIES:	161,500.00	317,000.00	346,000.00	44,000.00	868,500.00
					0.70
TOTAL SHARES NEEDED: AT $.70 PER SHARE (ORIGINALLY VOTED BY BD ON JAN 2004 WHEN STOCK PRICE WAS $.70					1,240,714
LESS, SHARES GRANTED IN 2001 TO DLC (PRE-SPLIT 4,500,000)				32,143	(32,143)
ADDITIONAL SHARES TO REQUEST FOR INDEMNIFICATION:					1,208,571
SHARES TO BE ISSUED TO DLC FOR INDEMNIFICATION (ROUNDED)				1,200,000	1,200,000
INDEMNIFICATION RECORDED FOR THESE DEBTS	NOT INCLUDED	**317,000.00**	NOT INCLUDED	**44,000.00**	**361,000.00**